DayStar Technologies, Inc.

1010 South Milpitas Boulevard

Milpitas, California 95035

May 11, 2011

By EDGAR

Aslynn Hogue, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DayStar Technologies, Inc.
Registration Statements on Form S-1 and S-3
File No. 333-171985 and 333-172051

Dear Ms. Hogue:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned registrant (the “Registrant”) hereby respectfully requests that the above-referenced Registration Statements on Form S-3 and S-1, respectively, be declared effective at 4:00 p.m. (Washington, D.C. time) on Friday May 13, 2011, or as soon as practicable thereafter. An oral request for acceleration of effectiveness may be made in the future. The Registrant is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

In connection with the Registrant’s request for acceleration of effectiveness of the above-referenced Registration Statements on Form S-3 and S-1, the Registrant acknowledges that:

•

should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Stephen T. Adams of our outside counsel, Greenberg Traurig, LLP at (617) 310-6056.

Sincerely,

DayStar Technologies, Inc.

By: /s/ Christopher T. Lail
Name: Christopher T. Lail
Title: Chief Financial Officer